Exhibit 99.1

FOR Immediate Release

For further information contact:
Fern Lazar/David Carey
Lazar Partners Ltd.
212-867-1768
flazar@lazarpartners.com
dcarey@lazarpartners.com

Given Imaging Files Patent Infringement Lawsuit in Korea
Against Intromedic

YOQNEAM, ISRAEL, November 30, 2011 – Given Imaging Ltd. (NASDAQ: GIVN), a world leader in specialty GI products and pioneer of capsule endoscopy, today announced that it has filed a patent infringement lawsuit against Intromedic Co. Ltd., in Seoul’s Central District Court. Given Imaging believes Intromedic’s capsule endoscope, marketed under the brand name MiroCam, infringes two Korean patents of Given Imaging.  In parallel, Intromedic commenced proceedings before the Korean Intellectual Property Office (KIPO) to invalidate the two patents asserted by Given Imaging.

If the patents are found valid and infringed by the MiroCam capsule, Intromedic, based in Korea, will not be able to manufacture its capsule endoscope in Korea or sell it from Korea to customers worldwide.  Rulings in these proceedings are expected during the second half of 2012.

This is the second patent infringement suit filed by Given Imaging that is directed at Intromedic’s MiroCam capsule endoscopy system.  In March 2011, the Regional Court (Patent Chamber) in Düsseldorf, Germany, ruled that the MiroCam capsule endoscopy system infringes two German patents asserted by Given Imaging.  Given Imaging is not aware of any commercial sales of the MiroCam capsule in Germany since the court ruling came down.  An appeal on this ruling is pending and Intromedic and its German distributor have commenced invalidation proceedings with respect to these two patents before the Federal Patent Court in Munich. Rulings in the appeal and invalidation proceedings in Germany are expected towards the end of 2012.

"Given Imaging’s innovative, state-of-the-art capsule endoscopy products have added a new dimension to GI diagnosis.  We have invested considerable intellectual and monetary resources to bring this technology to the world and are determined to use our intellectual property, including more than 200 registered patents worldwide, to protect our innovative product portfolio,” said Homi Shamir, president and CEO, Given Imaging.

About Given Imaging Ltd.
Since pioneering the field of capsule endoscopy in 2001, Given Imaging has become a world leader in GI medical devices, offering health care providers a range of innovative options for visualizing, diagnosing and monitoring the digestive system. The company offers a broad product portfolio including PillCam® video capsules for the small bowel, esophagus and colon [PillCam® COLON not approved for use in the United States.], industry-leading ManoScan™ high-resolution manometry and Bravo® wireless and Digitrapper® pH and impedance products. Given Imaging is committed to delivering breakthrough innovations to the GI community and supporting its ongoing clinical needs. Given Imaging's headquarters are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia, Vietnam and Hong Kong. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) adverse rulings regarding the validity of our patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations, (18) quality issues and adverse events related to our products, such as capsule retention, aspiration and failure to attach or detach, bleeding or perforation that could require us to recall products and impact our sales and net income, and (19) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.